Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and the Fiscal Year Ended May 31, 2025

BEIJING, July 30, 2025 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2025.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2025

•

Total net revenues increased by 9.4% year over year to US$1,243.2 million for the fourth fiscal quarter of 2025. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 18.7% year over year to US$1,088.5 million for the fourth fiscal quarter of 2025.

•

Operating loss was US$8.7 million, compared to operating income of US$10.5 million in the same period of the prior fiscal year. Operating loss, excluding operating income generated from East Buy private label products and livestreaming business, was US$15.9 million, compared to operating income excluding operating income generated from East Buy private label products and livestreaming business of US$7.5 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental decreased by 73.7% year over year to US$7.1 million for the fourth fiscal quarter of 2025.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2025	4Q FY2024	% of change
Net revenues	1,243,155	1,136,679	9.4%
Operating (loss)/income	(8,674)	10,527	-182.4%
Non-GAAP operating income (2)(3)	81,678	37,769	116.3%
Net income attributable to New Oriental	7,100	26,972	-73.7%
Non-GAAP net income attributable to New Oriental (2)(3)	98,083	61,539	59.4%
Net income per ADS attributable to New Oriental - basic	0.04	0.16	-72.6%
Net income per ADS attributable to New Oriental - diluted	0.04	0.16	-72.8%
Non-GAAP net income per ADS attributable to New Oriental – basic (2)(3)(4)	0.62	0.37	65.9%
Non-GAAP net income per ADS attributable to New Oriental – diluted (2)(3)(4)	0.61	0.37	66.9%

(in thousands US$, except per ADS(1) data)	FY2025	FY2024	% of change
Net revenues	4,900,262	4,313,586	13.6%
Operating income	428,250	350,425	22.2%
Non-GAAP operating income (2)(3)	554,228	478,786	15.8%
Net income attributable to New Oriental	371,716	309,591	20.1%
Non-GAAP net income attributable to New Oriental (2)(3)	517,071	463,956	11.4%
Net income per ADS attributable to New Oriental - basic	2.29	1.87	22.6%
Net income per ADS attributable to New Oriental - diluted	2.28	1.85	23.3%
Non-GAAP net income per ADS attributable to New Oriental – basic (2)(3)(4)	3.19	2.81	13.8%
Non-GAAP net income per ADS attributable to New Oriental – diluted (2)(3)(4)	3.17	2.76	14.7%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, (gain)/loss from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2025

Michael Yu, New Oriental’s Executive Chairman, commented, “We are delighted to conclude the fiscal year 2025 with a healthy top line growth of 9.4% in this quarter. Total net revenues, excluding revenues generated from East Buy private label products and livestreaming business, increased by 18.7% year over year. Revenues from overseas test preparation and overseas study consulting businesses increased by approximately 14.6% and 8.2% year over year, respectively. In addition, the domestic test preparation business targeting adults and university students grew by approximately 17.0% year over year. Furthermore, our new educational business initiatives maintained strong momentum during this fiscal quarter, with revenue growth of 32.5% year over year. Notably, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 918,000 student enrollments in this fiscal quarter. Simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 255,000 active paid users in this fiscal quarter. Over the past year, we have gradually solidified our long-term development strategy. In the new fiscal year, we will intensify management efforts on our core educational business, with a priority on enhancing product capabilities and quality, as well as systematically developing our educational resources, and improving operational efficiency. We remain steadfast in our commitment to delivering exceptional service to our clients, enhancing our brand influence, and creating sustainable long-term value for shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal quarter, we continued to monitor our capacity expansion to ensure alignment with revenue growth and operating efficiency. At the same time, we focused on revamping our OMO (online-merge-offline) teaching system and invested in applying AI technologies across our education ecosystem. Recently, we launched a new generation of AI-powered Intelligent Learning Device and introduced an AI-driven Smart Study Solution. The integration of new technologies into our offline and online products has consistently strengthened our product capabilities. Additionally, we developed innovative technologies to support daily operations for teachers and staff, enhancing operational efficiency and service satisfaction. In this fiscal year, East Buy continued to invest in its ‘healthy and high-quality’ private label products strategy—enriching product categories, achieving blockbuster breakthroughs, and innovating on products, resulting in stable and widely applicable private label products that have become household staples and gained greater market recognition.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “To better reflect New Oriental’s core educational businesses, the following operating margin numbers for this fiscal quarter exclude the financial results of East Buy’s private label products and livestreaming business. Our non-GAAP operating margin, excluding operating margin generated from East Buy private label products and livestreaming business for the quarter, was 6.5%, representing a year over year improvement of 410 basis points. Although we experienced a slowdown in revenue growth within our overseas-related businesses and invested in our newly-integrated tourism-related business during fiscal year 2025, our non-GAAP operating margin, excluding operating margin generated from East Buy private label products and livestreaming business for the full year, was 12.8%, representing a year over year improvement of 150 basis points. As we enter fiscal year 2026, we will continue to execute cost optimization and efficiency enhancement initiatives across all business lines, pursuing healthy and sustainable revenue growth and enhanced profitability.”

Previous Share Repurchase Program

The Company’s board of directors (the “Board”) approved a Share Repurchase Program in July 2022, under which the Company was authorized to repurchase up to US$400 million of the Company’s ADSs or common shares through the next twelve months. The Board further approved extending the effective time of the Share Repurchase Program to May 31, 2025, and increasing the aggregate value of shares that the Company was authorized to repurchase from US$400 million to US$700 million. As of May 31, 2025, the Share Repurchase Program had expired and the Company had repurchased an aggregate of approximately 14.5 million ADSs for approximately US$700 million from the open market under the Share Repurchase Program.

New Shareholder Return Plan

On July 29, 2025, the Board approved a three-year shareholder return plan, effective from the fiscal year 2026. Under this plan, no less than 50% of the Company’s net income attributable to New Oriental for the preceding fiscal year will be dedicated to returning value to shareholders, including through dividend distribution and/or share repurchases. The Board will reevaluate this plan upon its expiration. For the fiscal year 2026, the Board will determine the implementation of this plan based on the net income attributable to New Oriental for the fiscal year ended May 31, 2025 in due course.

In establishing this plan, the Board considered the recent and anticipated growth of the private education industry, as well as the Company’s own performance and growth strategies. Under this plan, the Board reserves discretion to determine the form, timing and amount of shareholder return measures in any fiscal year based on the Company’s results of operations, capital requirements and other relevant factors.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2025

Net Revenues

For the fourth fiscal quarter of 2025, New Oriental reported net revenues of US$1,243.2 million, representing a 9.4% increase year over year. Net revenues, excluding revenues generated from East Buy private label products and livestreaming business, were US$1,088.5 million, representing an 18.7% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s educational new business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,251.8 million, representing an 11.2% increase year over year.

•	Cost of revenues increased by 5.1% year over year to US$569.9 million.

•	Selling and marketing expenses increased by 1.8% year over year to US$211.9 million.

•	General and administrative expenses increased by 9.1% year over year to US$409.8 million.

•	Impairment of goodwill was US$60.3 million, compared to nil in the same period of the prior fiscal year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 11.0% to US$28.6 million in the fourth fiscal quarter of 2025.

Operating Income / Loss and Operating Margin

Operating loss was US$8.7 million, compared to the income of US$10.5 million in the same period of the prior fiscal year. Non-GAAP operating income for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill assigned to the reporting unit of kindergarten business, was US$81.7 million, representing a 116.3% increase year over year.

Operating margin for the quarter was negative 0.7%, compared to 0.9% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill for the quarter was 6.6%, compared to 3.3% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$7.1 million, representing a 73.7% decrease year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.04 and US$0.04, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, (gain)/loss from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, was US$98.1 million, representing a 59.4% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.62 and US$0.61, respectively.

Cash Flow

Net operating cash inflow for the fourth fiscal quarter of 2025 was approximately US$399.1 million and capital expenditures for the quarter were US$65.9 million.

Balance Sheet

As of May 31, 2025, New Oriental had cash and cash equivalents of US$1,612.4 million. In addition, the Company had US$1,447.8 million in term deposits and US$1,873.5 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the fourth quarter of fiscal year 2025 was US$1,954.5 million, an increase of 9.8% as compared to US$1,780.1 million at the end of the fourth quarter of fiscal year 2024.

Financial Results for the Fiscal Year Ended May 31, 2025

For the fiscal year 2025 ended May 31, 2025, New Oriental reported net revenues of $4,900.3 million, representing a 13.6% increase year over year.

Operating income was US$428.3 million, representing a 22.2% increase year over year. Non-GAAP operating income, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill for the fiscal year 2025 was US$554.2 million, representing a 15.8% increase year over year.

Operating margin for the fiscal year 2025 was 8.7%, compared to 8.1% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill for the fiscal year 2025, was 11.3%, compared to 11.1% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2025 was US$371.7 million, representing a 20.1% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2025 amounted to US$2.29 and US$2.28, respectively.

Non-GAAP net income attributable to New Oriental, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, for the fiscal year 2025 was US$517.1 million, representing a 11.4% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2025 amounted to US$3.19 and US$3.17, respectively.

Outlook for the First Quarter and Full Year of FY2026

New Oriental expects total net revenues in the first quarter of the fiscal year 2026 (June 1, 2025 to August 31, 2025) to be in the range of US$1,464.1 million to US$1,507.2 million, representing a year over year increase in the range of 2% to 5%.

To better reflect our long-term strategic priorities and align with the nature of the education industry, characterized by longer business cycles with seasonality, New Oriental will begin providing a full fiscal year net revenue outlook starting with this release. We believe this approach offers investors a more comprehensive, long term view of the business. New Oriental expects total net revenues in the fiscal year 2026 (June 1, 2025 to May 31, 2026) to be in the range of US$5,145.3 million to US$5,390.3 million, representing a year over year increase in the range of 5% to 10%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change. The forecast is based on the current USD/RMB exchange rate, which is also subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 30, 2025, U.S. Eastern Time (8 PM on July 30, 2025, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link:

https://register-conf.media-server.com/register/BIe7270a5fc1cd4145b314373163cffc42. It will automatically direct you to the registration page of “New Oriental FY2025 Q4 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/m6t5pn89 first. The replay will be available until July 30, 2026.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, and overseas study consulting services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and full year of fiscal year 2026, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant increase in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31	As of May 31
	2025	2024
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,612,379	1,389,359
Restricted cash, current	180,724	177,411
Term deposits, current	1,092,115	1,320,167
Short-term investments	1,873,502	2,065,579
Accounts receivable, net	33,629	29,689
Inventory, net	80,884	92,806
Prepaid expenses and other current assets, net	307,902	309,464
Amounts due from related parties, current	6,567	4,403

Total current assets	5,187,702	5,388,878

Restricted cash, non-current	24,030	22,334
Term deposits, non-current	355,665	169,203
Property and equipment, net	767,346	507,981
Land use rights, net	54,900	4,450
Amounts due from related parties, non-current	12,464	7,273
Long-term deposits	48,815	38,161
Intangible assets, net	13,020	18,672
Goodwill, net	43,832	103,958
Long-term investments, net	388,481	355,812
Deferred tax assets, net	97,932	72,727
Right-of-use assets	793,842	653,905
Other non-current assets	17,470	188,319

Total assets	7,805,499	7,531,673

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	80,484	105,681
Accrued expenses and other current liabilities	830,583	774,805
Income taxes payable	167,881	139,822
Amounts due to related parties	405	551
Deferred revenue	1,954,464	1,780,063
Operating lease liability, current	255,997	199,933

Total current liabilities	3,289,814	3,000,855

Deferred tax liabilities	14,174	19,407
Unsecured senior notes	14,403	14,403
Operating lease liabilities, non-current	533,376	447,994

Total long-term liabilities	561,953	481,804

Total liabilities	3,851,767	3,482,659

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,661,873	3,775,934
Non-controlling interests	291,859	273,080

Total equity	3,953,732	4,049,014

Total liabilities and equity	7,805,499	7,531,673

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,243,155	1,136,679

Operating cost and expenses (note 1)
Cost of revenues	569,872	542,398
Selling and marketing	211,906	208,241
General and administrative	409,752	375,513
Impairment of goodwill	60,299	—

Total operating cost and expenses	1,251,829	1,126,152

Operating (loss)/ income	(8,674)	10,527

(Loss)/Gain from fair value change of investments	(458)	10,412
Other income, net	19,022	35,820
Provision for income taxes	(1,535)	(5,531)
Gain/(Loss) from equity method investments	2,982	(22,606)

Net income	11,337	28,622

Net income attributable to non-controlling interests	(4,237)	(1,650)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	7,100	26,972

Net income per share attributable to New Oriental-Basic (note 2)	0.00	0.02
Net income per share attributable to New Oriental-Diluted (note 2)	0.00	0.02
Net income per ADS attributable to New Oriental-Basic (note 2)	0.04	0.16
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.04	0.16

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating (loss)/ income	(8,674)	10,527
Share-based compensation expenses	28,636	25,797
Amortization of intangible assets resulting from business acquisitions	1,417	1,445
Impairment of goodwill	60,299	—

Non-GAAP operating income	81,678	37,769

Operating margin	-0.7%	0.9%
Non-GAAP operating margin	6.6%	3.3%
Net income attributable to New Oriental	7,100	26,972
Share-based compensation expenses	27,174	20,371
Loss/(Gain) from fair value change of investments	458	(10,412)
Amortization of intangible assets resulting from business acquisitions	878	904
(Gain)/Loss from equity method investments	(2,982)	22,606
Impairment of long-term investments	4,865	4,473
Impairment of goodwill	60,299	—
Gain on disposals of investments and others	(184)	—
Tax effects on Non-GAAP adjustments	475	(3,375)

Non-GAAP net income attributable to New Oriental	98,083	61,539

Net income per ADS attributable to New Oriental- Basic (note 2)	0.04	0.16
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.04	0.16
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.62	0.37
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.61	0.37
Weighted average shares used in calculating basic net income per ADS (note 2)	1,587,987,886	1,653,165,343
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,602,366,310	1,671,292,756
Non-GAAP net income per share - basic	0.06	0.04
Non-GAAP net income per share - diluted	0.06	0.04

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	477	990
Selling and marketing	1,275	4,475
General and administrative	26,884	20,332

Total	28,636	25,797

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	399,122	376,835
Net cash used in investing activities	(88,292)	(864,010)
Net cash used in financing activities	(98,477)	(109,230)
Effect of exchange rate changes	15,503	(3,565)

Net change in cash, cash equivalents and restricted cash	227,856	(599,970)

Cash, cash equivalents and restricted cash at beginning of period	1,589,277	2,189,074
Cash, cash equivalents and restricted cash at end of period	1,817,133	1,589,104

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	4,900,262	4,313,586

Operating cost and expenses (note 1)
Cost of revenues	2,183,291	2,050,960
Selling and marketing	783,959	660,586
General and administrative	1,444,463	1,251,615
Impairment of goodwill	60,299	—

Total operating cost and expenses	4,472,012	3,963,161

Operating income	428,250	350,425

(Loss)/Gain from fair value change of investments	(10,078)	19,025
Other income, net	118,212	124,391
Provision for income taxes	(146,294)	(109,690)
Loss from equity method investments	(14,257)	(58,933)

Net income	375,833	325,218

Net income attributable to non-controlling interests	(4,117)	(15,627)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	371,716	309,591

Net income per share attributable to New Oriental-Basic (note 2)	0.23	0.19
Net income per share attributable to New Oriental-Diluted (note 2)	0.23	0.18
Net income per ADS attributable to New Oriental-Basic (note 2)	2.29	1.87
Net income per ADS attributable to New Oriental-Diluted (note 2)	2.28	1.85

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	428,250	350,425
Share-based compensation expenses	59,933	122,458
Amortization of intangible assets resulting from business acquisitions	5,746	5,903
Impairment of goodwill	60,299	—

Non-GAAP operating income	554,228	478,786

Operating margin	8.7%	8.1%
Non-GAAP operating margin	11.3%	11.1%
Net income attributable to New Oriental	371,716	309,591
Share-based compensation expenses	54,829	90,557
Loss/(Gain) from fair value change of investments	10,078	(19,025)
Amortization of intangible assets resulting from business acquisitions	3,581	3,736
Loss from equity method investments	14,257	58,933
Impairment of long-term investments	4,865	27,801
Impairment of goodwill	60,299	—
Gain on disposals of investments and others	(345)	(185)
Tax effects on Non-GAAP adjustments	(2,209)	(7,452)

Non-GAAP net income attributable to New Oriental	517,071	463,956

Net income per ADS attributable to New Oriental- Basic (note 2)	2.29	1.87
Net income per ADS attributable to New Oriental- Diluted (note 2)	2.28	1.85
Non-GAAP net income per ADS attributable to New Oriental-Basic (note 2)	3.19	2.81
Non-GAAP net income per ADS attributable to New Oriental-Diluted (note 2)	3.17	2.76
Weighted average shares used in calculating basic net income per ADS (note 2)	1,619,727,518	1,653,597,432
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,631,137,164	1,669,499,952
Non-GAAP net income per share—basic	0.32	0.28
Non-GAAP net income per share—diluted	0.32	0.28

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(1,261)	19,967
Selling and marketing	4,658	26,052
General and administrative	56,536	76,439

Total	59,933	122,458

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended May 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	896,592	1,122,643
Net cash used in investing activities	(93,428)	(1,153,922)
Net cash used in financing activities	(584,971)	(160,438)
Effect of exchange rate changes	9,836	(24,606)

Net change in cash, cash equivalents and restricted cash	228,029	(216,323)

Cash, cash equivalents and restricted cash at beginning of period	1,589,104	1,805,427
Cash, cash equivalents and restricted cash at end of period	1,817,133	1,589,104